Exhibit 99.1 – Regency GP LP Unaudited Condensed Consolidated Balance Sheet
Regency GP LP
Condensed Consolidated Balance Sheet
Unaudited
(in thousands)

June 30, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$31,072
Restricted cash	5,912
Accrued revenues and accounts receivable, net of allowance of $45	120,038
Related party receivables	201
Assets from risk management activities	381
Other current assets	4,944

Total current assets	162,548

Property, plant and equipment:
Gas plants and buildings	112,670
Gathering and transmission systems	576,972
Other property, plant and equipment	79,331
Construction — in — progress	103,621

Total property, plant and equipment	872,594
Less accumulated depreciation	(78,941)

Property, plant and equipment, net	793,653

Other assets:
Intangible assets, net of amortization of $6,636	80,097
Long-term assets from risk management activities	—
Other, net of amortization on debt issuance costs of $2,049	16,566
Goodwill	94,448

Total other assets	191,111

TOTAL ASSETS	$1,147,312

LIABILITIES & PARTNERS’ CAPITAL
Current Liabilities:
Accounts payable, accrued cost of gas and liquids and accrued liabilities	$130,168
Related party payables	2,624
Escrow payable	5,914
Accrued taxes payable	4,440
Liabilities from risk management activities	12,362
Interest payable	3,017
Other current liabilities	1,281

Total current liabilities	159,806

Long term liabilities from risk management activities	5,982
Other long-term liabilities	16,115
Long-term debt	778,930

Minority interest	182,749

Commitments and contingencies

Partners’ Capital
Limited partner	4,080
General partner	1
Accumulated other comprehensive loss	(351)

Total partners’ capital	3,730

TOTAL LIABILITIES & PARTNERS’ CAPITAL	$1,147,312

See accompanying notes to unaudited condensed consolidated balance sheet

Regency GP LP
Notes to the Consolidated Balance Sheet
1. Organization and Basis of Presentation
     Organization of Regency GP LP — Regency GP LP (the “General Partner”) is a Delaware limited partnership formed on September 8, 2005, for the purpose of becoming the General Partner of Regency Energy Partners LP. The General Partner owns a 2 percent general partner interest and incentive distribution rights in Regency Energy Partners LP, a Delaware limited partnership (the “Partnership”). The General Partner’s managing general partner is Regency GP LLC.
     Organization of Regency Energy Partners LP — The Partnership and its subsidiaries are engaged in the business of gathering, treating, processing, transporting, and marketing natural gas and natural gas liquids (“NGLs”).
     On June 18, 2007, Regency GP Acquirer LP, an indirect subsidiary of General Electric Capital Corporation (“GECC”) acquired 91.3 percent of both the member interest in our Managing General Partner and the outstanding limited partner interests in our General Partner from Fund V and other affiliates of HM Capital Partners LLC (“HM Capital”). It also acquired from members of our management the remaining 8.7 percent of the member interest in the Managing General Partner and the remaining 8.7 percent of the outstanding limited partner interests in our General Partner. At the same time, Regency LP Acquirer LP, another indirect wholly owned subsidiary of GECC, acquired, in transactions with HM Capital and affiliates and members of our management, 17,763,809 of our outstanding subordinated units, of which 1,222,717 subordinated units were owned directly or indirectly by certain members of our management team.
     In connection with these transactions, certain officers of the Managing General Partner agreed pursuant to a purchase and sale agreement (the “Management Agreement”) either to sell their interests in the General Partner for cash or exchange their interests in the General Partner for Class B limited partner interests in Regency GP Acquirer LP. At the same time, Regency GP Acquirer LP entered into a Subscription Agreement (the “Subscription Agreement”) with certain officers and other key employees pursuant to which Regency GP Acquirer LP agreed to sell to those officers and employees Class B limited partner interests proportional, in the aggregate, to the General Partner interests that it purchased for cash under the Management Agreement, as well as a limited number of subordinated units. As a consequence, it is anticipated that officers and key employees will acquire, pursuant to the Subscription Agreement, Class B Units of Regency GP Acquirer LP that entitle them to an indirect 8.2 percent ownership interest in the General Partner and will acquire 58,000 subordinated units.
     GE Energy Financial Services is a unit of GECC which is an indirect wholly owned subsidiary of the General Electric Company. For simplicity, we refer to Regency GP Acquirer LP, Regency LP Acquirer LP and GE Energy Financial Services collectively as “GE EFS.” We refer to these acquisition transactions as the “GE EFS Acquisition.”
     Affiliates of HM Capital have retained the 8,148,672 common units owned by them and agreed not to sell or otherwise distribute 3,406,099 common units for a period of one year and 4,692,417 common units for a period of six months. The Partnership has not recorded any adjustments to reflect GE EFS’s acquisition of the HM Capital’s interest in the Partnership or the related transactions.
     While none of the Partnership, the General Partner or the Managing General Partner was a party to the GE EFS Acquisition, the Partnership has been advised that: (i) the aggregate purchase price paid by GE EFS to the HM Capital affiliate was $603,000,000 in cash; and (ii) the parties agreed to prorate any distributions that the Partnership may make on subordinated units and the general partner interest with respect to the second quarter of 2007.
     Basis of Presentation — The General Partner owns a 2 percent general partner interest in the Partnership, which conducts substantially all of the General Partner’s business. The General Partner has no independent operations and no material assets outside those of the Partnership. The number of reconciling items between the consolidated balance sheet and that of the Partnership are few. The most significant difference is that relating to minority interest ownership in the General Partner’s net assets by certain limited partners of the Partnership, and the elimination of the General Partner’s investment in the Partnership.

     The accompanying unaudited condensed consolidated balance sheet includes the assets, liabilities and partners’ capital of the General Partner. The unaudited condensed consolidated balance sheet as of June 30, 2007 has been prepared on the same basis as the audited consolidated balance sheet included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2006. In the opinion of management, such financial information reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with GAAP have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission.
2. Summary of Significant Accounting Policies
     Use of Estimates — This unaudited condensed consolidated balance sheet has been prepared in conformity with GAAP which necessarily includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities that exist at the date of the balance sheet. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from those estimates.
     Consolidation – The General Partner consolidates the balance sheet of the Partnership with that of the General Partner. This accounting consolidation is required because the General Partner owns 100 percent of the general partner interest in the Partnership, which gives the General Partner the ability to exercise control over the Partnership.
     Income Taxes. The Partnership is generally not subject to income taxes, except as disclosed below, because its income is taxed directly to its partners. Effective January 1, 2007, the Partnership became subject to the gross margin tax enacted by the state of Texas on May 1, 2006. In addition, the Partnership has wholly-owned subsidiaries that are subject to income tax and provides for income taxes using the liability method for these entities. Accordingly, deferred taxes are recorded for differences between the tax and book basis that will reverse in future periods. The Partnership recorded a deferred tax liability of $9,182,000 as of June 30, 2007 related to depreciation of property, plant and equipment.
     Minority Interest – Minority interest represents non-controlling ownership interests in the net assets of the Partnership. For financial reporting purposes, the assets and liabilities of the Partnership are consolidated with the General Partner, with limited partners’ interest in the Partnership in the consolidated balance sheet shown as minority interest.
     Recently Issued Accounting Standards – In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever another standard requires (or permits) assets or liabilities to be measured at fair value. This standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Partnership is currently evaluating the potential effects of the adoption of this standard on our financial position, results of operations or cash flows.
     In July 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109”, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No.109, “Accounting for Income Taxes” and is effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 is not expected to have a material impact on our consolidated financial position.
     In January 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the potential effects of the adoption of this standard on our financial position, results of operations or cash flows that are not currently required to be measured at fair value.

3. Acquisitions and Dispositions
     Palafox Joint Venture. The Partnership acquired the outstanding interest in the Palafox Joint Venture not owned by it (50 percent) for $5,000,000 effective February 1, 2007. The Partnership allocated $10,057,000 to gathering and transmission systems in the three months ended March 31, 2007. The allocated amount consists of the investment in unconsolidated subsidiary of $5,650,000 immediately prior to the Partnership’s acquisition and the Partnership’s $5,000,000 purchase of the remaining interest offset by $593,000 of working capital accounts acquired.
     Asset Dispositions. The Partnership sold selected non-core pipelines, related rights of way and contracts located in south Texas for $5,340,000 on March 31, 2007 and recorded a one-time loss on sale of $1,808,000. Additionally, the Partnership sold two small gathering systems and associated contracts located in the Midcontinent region for $1,750,000 on May 31, 2007 and recorded a loss on the sale of $532,000. The Partnership also sold its 34 mile NGL pipeline located in east Texas for $3,000,000 on June 29, 2007 and simultaneously entered into transportation and operating agreements with the buyer. The Partnership accounted for this transaction as a sale-leaseback whereby the $3,000,000 gain was deferred and will be amortized to earnings over a twenty year period. The Partnership recorded $3,000,000 to gathering and transmission systems and the related obligations under capital lease.
     Acquisition of Pueblo Midstream Gas Corporation. On April 2, 2007, the Partnership and its indirect wholly-owned subsidiary, Pueblo Holdings, Inc., a Delaware corporation (“Pueblo Holdings”), entered into a definitive Stock Purchase Agreement (the “Stock Purchase Agreement”) with Bear Cub Investments, LLC to acquire all the outstanding equity of Pueblo Midstream Gas Corporation, a Texas corporation (“Pueblo”) (the “Pueblo Acquisition”). Pueblo owned and operated natural gas gathering, treating and processing assets located in south Texas. These assets consist of a 75 MMcf/d gas processing and treating facility (“Fashing Processing Plant”), 33 miles of gathering pipelines and approximately 6,000 horsepower of compression.
     The purchase price for the Pueblo Acquisition consisted of (1) the issuance of 751,597 common units of the Partnership to the Members, valued at $19,724,000 and (2) the payment of $34,844,000 in cash, exclusive of outstanding Pueblo liabilities of $9,822,000 and certain working capital amounts acquired of $384,000. The cash portion of the consideration was financed out of the proceeds of the Partnership’s revolving credit facility.
     The Pueblo Acquisition offers the opportunity to reroute gas to one of the Partnership’s existing gas processing plants which is expected to provide cost savings. The total purchase price of $64,774,000 was allocated preliminarily as follows based on estimates of the fair values of assets acquired and liabilities assumed.

At April 2, 2007
(in thousands)
Current assets	$384
Gas plants and buildings	8,994
Gathering and transmission systems	13,078
Other property, plant and equipment	180
Intangible assets subject to amortization (contracts)	5,242
Goodwill	36,896

Total assets acquired	$64,774
Current liabilities	(330)
Long-term liabilities	(9,492)

Net assets acquired	$54,952

     The final purchase price allocation, which management expects to complete by December 31, 2007, may differ from the above estimates. In connection with the Pueblo Acquisition, the Partnership recorded $9,182,000 in deferred tax liabilities for differences between the book and tax basis for long-lived assets.

     In connection with the Pueblo Acquisition, the Partnership entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the sellers. The Registration Rights Agreement provides these persons with rights under the Securities Act of 1933 to register the offering and sale of the common units of the Partnership that were issued to the sellers pursuant to the Stock Purchase Agreement.
4. Risk Management Activities
     As of June 30, 2007, the Partnership’s hedging positions reduce exposure to variability of future commodity prices through 2009. The hedging positions through 2008 have been designated and accounted for as SFAS No. 133 cash flow hedges. The net fair value of the Partnership’s risk management activities constituted a liability of $17,963,000 as of June 30, 2007. The Partnership expects to reclassify $11,537,000 of hedging losses into revenues or interest expense, net from accumulated other comprehensive income (loss) in the next twelve months. The Partnership has determined that ineffectiveness for certain hedges is immaterial.
     Upon the early termination of an interest rate swap with a notional debt amount of $200,000,000 that was effective from April 2007 through March 2009, the Partnership received $3,550,000 in cash from the counterparty. A portion of this amount was reclassified from accumulated other comprehensive income (loss) to interest expense, net over the originally projected period (i.e., April 2007 through March 2009) of the hedged forecasted transaction or when it is determined the hedged forecasted transaction is probable of not occurring. The Partnership reclassified $111,000 and $301,000 from accumulated other comprehensive income (loss), reducing interest expense, net in the three and six months ended June 30, 2007, respectively.
5. Long-term Debt
Obligations in the form of senior notes, and borrowings under the credit facilities are as follows.

June 30, 2007
(in thousands)
Senior notes	$550,000
Term loans	50,000
Revolving loans	178,930

Total	778,930
Less: current portion	—

Long-term debt	$778,930

Availability
Total credit facility limit	$300,000
Term loans	(50,000)
Revolver loans	(178,930)
Letters of credit	(21,802)

Total	$49,268

     During the months preceding the GE EFS Acquisition, the Partnership deferred plans for an equity offering. As a result, the Partnership became concerned that at June 30, 2007, the Partnership’s leverage and interest coverage ratios might be out of compliance with financial covenants in the credit facility. Accordingly, the Partnership sought and obtained a waiver prior to and for the measurement period ending June 30, 2007. At June 30, 2007, the Partnership was in compliance with the covenants of the credit facility and the senior notes.
     The Partnership and Regency Energy Finance Corp. (“Finance Corp”), a wholly-owned subsidiary of Regency Gas Services LP (“RGS”), are co-issuers of the senior notes. Finance Corp. does not have any operations of any kind and will not have any revenue other than as may be incidental as a co-issuer of the senior notes. Since the Partnership has no independent operations, the guarantees are full and unconditional and joint and several and there are no subsidiaries of the Partnership that do not guarantee the senior notes, the Partnership has not included condensed consolidated financial information of guarantors of the senior notes.

6. Commitments and Contingencies
     Legal. Blackbrush Oil & Gas LLC (“BBOG”), owned by an affiliate of HM Capital that was the seller in our acquisition of TexStar Field Services, L.P., and certain of its subsidiaries are defendants in a wrongful death action styled Takas v. Strait Energy Services LLC et al. brought in state district court in Jim Wells County, Texas. The claim for both actual and punitive damages is made on behalf of the wife of the driver of a tractor trailer truck who was killed when the truck was struck by a train at a railway crossing. The truck was owned by a subcontractor working on, and was enroute to, a construction site relating to a pipeline owned by an entity that was then a subsidiary of TexStar. This accident occurred on July 15, 2005, prior to our acquisition of TexStar on August 15, 2006. One of our subsidiaries (Regency Frio NewLine LP), has now been named as a defendant in the litigation. We have retained counsel to file responses, and notified our insurance carrier regarding this matter. We do not expect it to have a material adverse effect on our financial condition or our results of operations.
     The Partnership is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and lawsuits in the aggregate will not have a material adverse effect on the Partnership’s business, financial condition, results of operations or cash flows.
     Escrow Payable. At June 30, 2007, $5,912,000 remained in escrow pending the completion by El Paso Field Services, LP (“El Paso”) of environmental remediation projects pursuant to the purchase and sale agreement (“El Paso PSA”) related to the assets in north Louisiana and in the mid-continent area. In the El Paso PSA, El Paso indemnified the predecessor of our operating partnership, RGS, against losses arising from pre-closing and known environmental liabilities subject to a limit of $84,000,000 and subject to certain deductible limits. Upon completion of a Phase II environmental study, RGS notified El Paso of remediation obligations amounting to $1,800,000 with respect to known environmental matters and $3,600,000 with respect to pre-closing environmental liabilities. Upon satisfactory completion of the remediation by El Paso, the amount held in escrow will be released.
     Environmental. A Phase I environmental study was performed on the Waha assets in connection with the pre-acquisition due diligence process in 2004. Most of the identified environmental contamination had either been remediated or was being remediated by the previous owners or operators of the properties. The estimated potential environmental remediation costs at specific locations range from $1,900,000 to $3,100,000. No governmental agency has required the Partnership to undertake these remediation efforts. Management believes that the likelihood that it will be liable for any significant potential remediation liabilities identified in the study is remote. Separately, the Partnership acquired an environmental pollution liability insurance policy in connection with the acquisition to cover any undetected or unknown pollution discovered in the future. The policy covers clean-up costs and damages to third parties, and has a 10-year term (expiring 2014) with a $10,000,000 limit subject to certain deductibles.
7. Related Party Transactions
     Subsequent to the GE EFS Acquisition, HM Capital continues to hold over ten percent of the Partnership’s outstanding units, and accordingly, HM Capital and its affiliates are considered to be a related party. BBOG is a natural gas producer on the Partnership’s gas gathering and processing system. At the time of the Partnership’s acquisition of TexStar, BBOG entered into an agreement providing for the long term dedication of the production from its leases to the Partnership. All of the Partnership’s related party receivables and payables as disclosed in the unaudited condensed consolidated balance sheet relate to BBOG. BlackBrush Energy, Inc., a wholly owned subsidiary of HM Capital, subleases office space to the Partnership for which it paid $40,000 and $80,000 in the three and six months ended June 30, 2007.
     The employees operating the assets of the Partnership and its subsidiaries and all those providing staff or support services are employees of Regency GP LLC, the Partnership’s managing general partner. Pursuant to the Partnership Agreement, the managing general partner receives a monthly reimbursement for all direct and indirect expenses that it incurs on behalf of the Partnership. Reimbursements of $13,238,000 were recorded in the Partnership’s financial statements during the six months ended June 30, 2007 as operating expenses or general and administrative expenses, as appropriate.

     The Partnership made cash distributions of $16,152,000 during the six months ended June 30, 2007 to HM Capital and affiliates as a result of their ownership in the Partnership.
8. Segment Information
     The Partnership has two reportable segments: i) gathering and processing and ii) transportation. Gathering and processing involves the collection of hydrocarbons from producer wells across the five operating regions and transportation of it to a plant where water and other impurities such as hydrogen sulfide and carbon dioxide are removed. Treated gas is then processed to remove the natural gas liquids. The treated and processed natural gas then is transported to market separately from the natural gas liquids. The Partnership aggregates the results of its gathering and processing activities across five geographic regions into a single reporting segment.
     The transportation segment uses pipelines to transport natural gas from receipt points on its system to interconnections with larger pipelines or trading hubs and other markets. The Partnership performs transportation services for shipping customers under firm or interruptible arrangements. In either case, revenues are primarily fee based and involve minimal direct exposure to commodity price fluctuations. The Partnership also purchases natural gas at the inlets to the pipeline and sells this gas at its outlets. The north Louisiana intrastate pipeline operated by this segment serves the Partnership’s gathering and processing facilities in the same area and those transactions create the intersegment revenues shown in the table below.
     Amounts related to the unaudited condensed consolidated balance sheet for the gathering and processing, transportation and corporate segment as of June 30, 2007 are $746,388,000, $338,060,000 and $62,864,000, respectively.
9. Other Assets
     Intangible assets, net – Intangible assets, net consist of the following.

	Permits and Licenses	Customer Contracts	Total
	(in thousands)
Gross balance	$11,791	$74,942	$86,733
Accumulated amortization	(2,031)	(4,605)	(6,636)

Balance at June 30, 2007	$9,760	$70,337	$80,097

     Goodwill – Goodwill consists of $60,204,000 in the gathering and processing segment and $34,244,000 in the transportation segment.
10. Minority Interest
     Minority interest represents non-controlling ownership interests in the net assets of the Partnership. The minority interest attributable to the limited partners of the Partnership consists of common units of the Partnership held by the public. The following table shows the components of minority interest at June 30, 2007:

Amount
(in thousands)
Affiliates	$67,617
Non-affiliates	115,132

Total	$182,749

11. Subsequent Events
     Partner Distributions. On July 27, 2007, the Partnership declared a distribution of $0.38 per common and subordinated unit, payable on August 14, 2007 to unitholders of record at the close of business on August 7, 2007.

     Equity Offering. On July 26, 2007, the Partnership sold 10,000,000 common units for $32.05 per unit. After deducting underwriting discounts and commissions of $12,820,000, the Partnership received $307,680,000 from this sale, excluding the General Partner’s proportionate capital contribution of $6,279,000 and estimated offering expenses of $1,500,000. On July 31, 2007, the Partnership sold an additional 1,500,000 common units for $32.05 per unit as a part of the underwriters exercising their option to purchase additional units. The Partnership received $46,152,000 from this sale after deducting underwriting discounts and commissions and excluding the General Partner’s proportionate capital contribution of $942,000.
     The Partnership used a portion of these proceeds to repay amounts outstanding under the term ($50,000,000) and revolving credit facility ($178,930,000). In July 2007, the Partnership reclassified $777,000 from accumulated other comprehensive loss as a reduction to interest expense, net.
     On August 1, 2007, the Partnership initiated a notification process to its senior note holders to repurchase $192,500,000, or 35 percent of the amount outstanding, which will require the Partnership to pay an early redemption penalty of $16,122,000. Until the repurchase of the senior notes is complete, the Partnership may use the remaining net proceeds of $130,623,000 to fund working capital needs, growth capital projects or acquisitions.